UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(X)	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-16485

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

KRISPY KREME DOUGHNUT CORPORATION RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KRISPY KREME DOUGHNUTS, INC.
370 KNOLLWOOD STREET, SUITE 500
WINSTON-SALEM, NC 27103

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Index
December 31, 2009 and 2008

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Plan Benefits
December 31, 2009 and 2008	2

Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2009 and 2008	3

Notes to Financial Statements	4-11

Supplemental Schedules*

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2009	12

Schedule G, Financial Transaction Schedules
December 31, 2009	13

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Krispy Kreme Doughnut Corporation
Retirement Savings Plan
Winston-Salem, North Carolina

We have audited the accompanying statements of net assets available for plan benefits of the Krispy Kreme Doughnut Corporation Retirement Savings Plan (the “Plan”) at December 31, 2009 and 2008, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts of disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets held at end of year and financial transaction schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Witt Mares, PLLC
Richmond, Virginia
June 28, 2010

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Statements of Net Assets Available for Plan Benefits
December 31, 2009 and 2008

	2009	2008
Assets
Cash and cash equivalents	$1,631	$4,070
Investments, at fair value (Note 3)	27,118,769	24,587,110
Contributions receivable
Employer	13,119	12,135
Employee	32,939	31,595
	46,058	43,730

Total assets, at fair value	27,166,458	24,634,910

Liabilities
Excess contributions due to participants	179,574	99,338
Net assets, at fair value	26,986,884	24,535,572

Adjustment from fair value to contract value for
interest in a collective trust relating to fully
benefit-responsive investment contracts (Note 2)	(318,940)	(49,243)
Net assets available for plan benefits	$26,667,944	$24,486,329

The accompanying notes are an integral part of these financial statements.

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2009 and 2008

	2009	2008
Additions to net assets attributed to:
Contributions
Employer	$694,467	$779,114
Employee	1,795,229	1,984,025
Rollovers	110,810	21,970
	2,600,506	2,785,109
Investment income (loss)
Interest and dividends	687,249	881,554
Net appreciation (depreciation) in fair value of investments	2,473,763	(4,775,053)
	3,161,012	(3,893,499)

Total additions (deductions)	5,761,518	(1,108,390)

Deductions from net assets attributed to:
Benefits paid to participants	3,517,537	3,105,057
Administrative expenses	62,366	68,443
Total deductions	3,579,903	3,173,500
Net increase (decrease) in net assets	2,181,615	(4,281,890)

Net assets available for plan benefits:
Beginning of year	24,486,329	28,768,219
End of year	$26,667,944	$24,486,329

The accompanying notes are an integral part of these financial statements.

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008

1.	Description of the Plan

The following description of the Krispy Kreme Doughnut Corporation (the “Company”) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan established under section 401(k) of the Internal Revenue Code (“IRC”) which allows voluntary contributions by participants. The Plan is available to employees of the Company who have met certain age and service requirements. The Plan administrator and management of the Company believe that the Plan conforms with the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Trustee
Branch Banking and Trust Company (the “Trustee”) is trustee and recordkeeper of the Plan.

Administration
The Plan administrator is the Company.

Retirement
The normal retirement date is the day on which a participant attains the age of 65.

Contributions
Participants may make pretax salary reduction contributions to the Plan through payroll deductions not to exceed 100% of their eligible compensation, which consists of annual base salary plus the amount of any bonus or incentive award, up to the annual Internal Revenue Service (“IRS”) dollar limits. Participants may also make salary reduction contributions of up to 15% of their eligible compensation on an after-tax basis. The total amount of pretax and after-tax salary reduction contributions may not exceed 100% of eligible compensation. The Company matches 50% of the first 6% of compensation each participant contributes to the Plan.

During 2009 and 2008, certain “highly compensated” employees made contributions to the Plan in excess of the contribution limitations of the IRC. The aggregate amount of such excess contributions as of December 31, 2009 and 2008 was recorded as excess contributions due to participants and was refunded to the participants in 2010 and 2009, respectively.

Participant Accounts
Participant accounts are maintained by the Trustee. Each participant’s retirement savings account reflects the participant’s contributions, the Company’s matching contributions with respect to such participant and investment earnings and losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting
Participants are immediately vested in their voluntary and the Company’s matching contributions.

Withdrawals
Participants are entitled to withdraw all or a portion of their account balances upon attainment of age 59-1/2, or any time thereafter. Participants may withdraw account balances prior to age 59-1/2 subject to IRC penalties and only in the event of extreme economic hardship or termination of employment.

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008

Participant Loans
A participant may borrow any amount from $1,000 to $50,000 provided the loan does not exceed one-half of the participant’s account balance. Each loan will bear interest at a rate not to exceed the prime interest rate plus one percent in effect on the date the loan is approved. There were $1,720,965 and $1,885,356 of loans receivable from participants at December 31, 2009 and 2008, respectively. Participant loans outstanding at December 31, 2009 are due January 2010 through January 2015 with interest rates ranging from 4.00% to 8.25%.

Termination of the Plan
The Company anticipates that the Plan will continue without interruption but reserves the right to discontinue the Plan subject to the provisions of ERISA. In the event of a termination, participant account balances shall be paid in accordance with the provisions of the Plan.

Investment Options
A participant may direct employee and employer contributions to any of the investment options offered by the Plan, which are subject to change. In November 2005, the Plan discontinued the common stock of the Company’s parent, Krispy Kreme Doughnuts, Inc., (“KKDI Stock”) as an investment option for both new contributions and for balance transfers from other investment options.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The Plan prepares its financial statements on the accrual basis of accounting which recognizes investment income when earned and expenses when incurred.

As described in accounting standards for the reporting of fully benefit-responsive investment contracts held by certain investment companies subject to the AICPA investment company guide and defined-contribution health and welfare and pension plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined- contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required by the accounting standards described above, the statement of net assets available for plan benefits presents the fair value of the investment in the collective trust, as well as the adjustment of the investment in the collective trust from its fair value to contract value relating to the investment contracts. The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008

Cash and Cash Equivalents
The Plan considers cash on hand, deposits in banks and all highly liquid debt instruments with a maturity of three months or less at date of acquisition to be cash and cash equivalents.

Valuation of Investments
The Plan’s investments are stated at fair value. Mutual funds are valued at the net asset value of the shares which are determined by quoted market prices. The value of the KKDI Stock is determined by quoted market prices. Participant loans receivable are valued at cost which approximates fair value. The Plan’s interest in a collective trust (the Federated Capital Preservation Fund) is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year end.

In accordance with the policy of stating investments at fair value, the net appreciation or depreciation in fair value of investments for the year is reflected in the statement of changes in net assets available for plan benefits and includes both realized gains or losses and changes in unrealized appreciation or depreciation on those investments.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of net assets available for plan benefits and the reported amount of changes in net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Expenses of the Plan
Fees paid to the Trustee in connection with the administration of the Plan are paid from the Plan’s assets. All other administrative costs associated with the Plan are paid by the Company.

Payment of Benefits
Benefit payments are recorded when paid.

Risk and Uncertainties
The Plan has underlying investments that are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with such investments and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

Concentration of Credit Risk
Concentrations of credit risk that arise from financial instruments exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Financial instruments which potentially subject the Plan to concentration of credit risk consist principally of mutual funds, the money market fund, and common stock investments.

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008

Adoption of Accounting Standards
Effective January 1, 2008, the Plan adopted new accounting standards with respect to financial assets and liabilities measured at fair value on both a recurring and non-recurring basis and with respect to nonfinancial assets and liabilities measured on a recurring basis. The accounting standards for fair value measurements define fair value, establish a framework for measuring fair value and enhance disclosures about fair value measurements. The accounting standards for fair value measurements define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

The accounting standards for fair value measurements establish a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1	Inputs to the valuation methodology are quoted prices available in active markets for identical assets or liabilities.

Level 2	Inputs to the valuation methodology are other than quoted prices in active markets for identical assets such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3	Inputs to the valuation methodology are unobservable inputs that are supported by little or no market activity and that are significant to the fair value measurement of the assets or liabilities.

The financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value.

Mutual funds: Valued at the net asset value of shares held by the plan at year end which are determined by quoted market prices.

Common stocks: Valued at the quoted market prices reported on the active market on which the individual securities are traded.

Collective investment fund: Valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year end

Participant loans: Valued at cost, which approximates fair value.

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008, respectively:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds	$12,532,992	$-	$-	$12,532,992
Common stocks	831,090	-	-	831,090
Collective investment fund	-	12,033,722	-	12,033,722
Participant loans	-	-	1,720,965	1,720,965
Total assets at fair value	$13,364,082	$12,033,722	$1,720,965	$27,118,769

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$9,894,677	$-	$-	$9,894,677
Common stocks	522,015	-	-	522,015
Collective investment fund	-	12,285,062	-	12,285,062
Participant loans	-	-	1,885,356	1,885,356
Total assets at fair value	$10,416,692	$12,285,062	$1,885,356	$24,587,110

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009 and 2008, respectively:

	Participant Loans
	2009	2008
Balance, beginning of year	$1,885,356	$1,948,111
Purchases, sales, issuances and settlements (net)	(164,391)	(62,755)
Balance, end of year	$1,720,965	$1,885,356

3.	Investments

The Plan’s investments are held by the Trustee. The following table summarizes Plan investments individually representing 5% or more of the Plan’s net assets available for plan benefits at one or both year ends:

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008

	2009	2008
Federated Capital Preservation Fund	$12,033,722	$12,285,062
BB&T Intermediate U.S. Government Bond Fund	2,595,392	2,707,666
Oakmark Equity and Income Fund	2,329,111	1,901,253
T. Rowe Price Mid Cap Value Fund	1,503,265	919,482
American Funds Growth Fund of America	1,375,836	1,002,026

The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$2,093,804	$(4,303,870)
KKDI Stock	379,959	(471,183)
Total net appreciation (depreciation) in fair
value of investments	$2,473,763	$(4,775,053)

4.	Related Party Transactions

Transactions involving the Trustee qualify as party-in-interest transactions. The Trustee receives certain fees associated with the administration of the Plan. Fees paid directly by the Plan to the Trustee for management services and administration of the Plan totaled $62,366 and $68,443 for the years ended December 31, 2009 and 2008, respectively.

Additionally, the Trustee receives fees for managing certain funds in which the Plan invests and a portion of the fees paid to the managers of certain of the funds in which the Plan invests that are not managed by the Trustee. These investment management fees are reflected in the return earned on each fund.

Prior to November 2005, the Plan offered KKDI Stock as an investment option. Transactions in KKDI Stock qualify as party-in-interest transactions. The Plan held 281,726 and 310,487 shares of KKDI Stock at December 31, 2009 and 2008, respectively. The stock price was $2.95 and $1.68 per share at December 31, 2009 and 2008, respectively. During the Plan year ended December 31, 2009, 28,761 shares of KKDI Stock were sold or distributed by the Plan; no shares were purchased during the year as KKDI Stock was discontinued as an investment option in November 2005. The Company appointed U.S. Trust, N.A. as the independent fiduciary with respect to the Plan’s investments in KKDI Stock. The Company pays the fees of U.S. Trust, N.A.

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008

Included in Plan assets are shares of mutual funds sponsored by the Trustee that therefore qualify as party-in-interest transactions. At December 31, 2009 and 2008, mutual funds and cash equivalents sponsored by the Trustee amounted to $2,597,023 and $2,710,401, respectively. Total interest and dividends received on these investments for the years ended December 31, 2009 and 2008 were $90,486 and $88,952, respectively. Net depreciation in the fair value of these investments for the years ended December 31, 2009 and 2008 was $(5,283) and $(24,895), respectively.

5.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the corresponding amounts shown in the Plan’s Form 5500 as of December 31, 2009 and 2008.

	2009	2008
Net assets available for plan benefits per the financial statements	$26,667,944	$24,486,329
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	318,940	49,243

Net assets available for plan benefits per the Form 5500	$26,986,884	$24,535,572

The following is a reconciliation of investment income (loss) per the financial statements for the years ended December 31, 2009 and 2008 to the corresponding amounts shown in the Plan’s Form 5500.

	2009	2008
Total investment income (loss) per the financial statements	$3,161,012	$(3,893,499)
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	269,697	(3,015)

Total investment income (loss) per the Form 5500	$3,430,709	$(3,896,514)

6.	Tax Status of the Plan

The Company has received a favorable IRS determination letter dated August 25, 2005 with respect to the tax status of the Plan. The Company has requested an updated determination letter to give affect to certain amendments to the Plan. The IRS informed the Company that it has received the Company’s request for an updated determination letter but the IRS has not yet acted on such request. The Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

The Plan is also subject to rules and regulations promulgated by the Department of Labor (“DOL”) and the IRS. Failure to comply with the provisions of ERISA or the rules and regulations of the DOL and IRS could result in penalties to the Plan and for its sponsor.

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008

7.	Subsequent Event

During the Plan year ended December 31, 2007, the Company’s parent settled a securities class action lawsuit and partially settled certain related shareholder derivative litigation. The Plan was among the members of the class participating in the settlement and received approximately $262,000 of the settlement proceeds in 2008. The employer payment to the Plan related to this securities class action litigation settlement was considered a nonexempt transaction. The Company submitted an application for individual exemption to the DOL in 2008. The Company received an informal initial indication of denial for the application for exemption along with a request for additional information from the DOL in May 2010. The Company plans to provide the DOL with additional information.

SUPPLEMENTAL SCHEDULES

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Schedule H, line 4i Schedule of Assets (Held at End of Year)
December 31, 2009

		Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,			Current
	Lessor or Similar Party	Collateral, Par or Maturity Value	Shares	Cost	value
	Federated Capital Preservation Fund	Collective Investment Fund	1,171,478	**	$12,033,722
*	BB&T Intermediate U.S. Government Bond Fund	Mutual Fund	247,652	**	2,595,392
	Oakmark Equity and Income Fund	Mutual Fund	91,195	**	2,329,111
	T. Rowe Price Mid Cap Value Fund	Mutual Fund	72,551	**	1,503,265
	American Funds Growth Fund of America	Mutual Fund	50,750	**	1,375,836
	Vanguard 500 Index Fund	Mutual Fund	12,518	**	1,285,252
	AIM International Growth Fund	Mutual Fund	42,791	**	1,059,498
	Oppenheimer Main Street Small Cap Fund	Mutual Fund	40,114	**	665,491
	Royce Total Return Fund	Mutual Fund	53,732	**	580,844
	MFS Value Fund	Mutual Fund	27,579	**	572,825
	Rain Small Mid Cap Value Fund	Mutual Fund	21,147	**	565,478
*	Krispy Kreme Doughnuts, Inc.	Common Stock	281,726	**	831,090
*	Interest Bearing Cash	Cash Equivalents	1,631	**	1,631
*	Participant Loans	Participant Loans Due January 2010 -
		January 2015 (4.0% -8.25%)	-		1,720,965
					$27,120,400
*	Party in interest.
**	Cost has been omitted as investment is participant directed.

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Schedule G, Financial Transaction Schedules
Part III - Nonexempt Transactions
December 31, 2009

	Relationship to Plan, Employer,	Description of Transactions Including Maturity Date,
Identity of Party Involved	or Other Party-In Interest	Rate of Interest, Collateral, Par or Maturity Value
Krispy Kreme Securities Litigation Claims Administrator	Employer	The employer payment of $262,098 is related to the securities class action litigation settlement. An application for individual exemption was submitted on March 14, 2008 and is pending before the Department of Labor.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Krispy Kreme Doughnut Corporation
Retirement Savings Plan

Date: June 29, 2010	/s/ Douglas R. Muir
Douglas R. Muir
Member of the Retirement
Savings Plan Committee